Exhibit 99.64

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Intermap Announces $5 Million Bought Deal Offering

DENVER, February 4, 2025 – Intermap Technologies Corporation (TSX: IMP) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that it has entered into an agreement with Beacon Securities Limited (“Beacon” or the “Underwriter”) as the sole underwriter in connection with a “bought deal” private placement of 2,223,000 Class “A” common shares of the Company (“Common Shares”) at a price of C$2.25 per Common Share (the “Offering Price”) for aggregate gross proceeds of C$5,001,750 (the “LIFE Offering”). In addition, Intermap has granted Beacon an option, exercisable, in whole or in part, at any time up to 48 hours prior to the closing date of the LIFE Offering (the “Closing Date”) to purchase up to an additional 734,000 Common Shares at C$2.25 per Common Share for additional gross proceeds of up to C$1,651,500.

Concurrent with the LIFE Offering, the Company intends to pursue a non-brokered private placement of Common Shares at the Offering Price (the “Concurrent Private Placement” and together with the LIFE Offering, the “Offerings”).

The Company intends to use the aggregate net proceeds of the Offerings for working capital and execution of government contracts. With increased capital, Intermap plans to accelerate its programs and augment its services. Further details on the use of proceeds are set worth in the LIFE Offering Document (as defined herein).

Subject to compliance with applicable regulatory requirements, the Common Shares to be issued under the LIFE Offering will be offered to purchasers resident in all Provinces of Canada (excluding Quebec) pursuant to the listed issuer financing exemption under Part 5A (the “Listed Issuer Financing Exemption”) of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) and/or in jurisdictions other than Canada that are mutually agreed to by the Company and Beacon and the Common Shares to be issued under the Concurrent Private Placement will be offered to purchasers resident in all Provinces of Canada (excluding Quebec) pursuant to other applicable exemptions from the prospectus requirements under NI 45-106 and/or in jurisdictions other than Canada pursuant to Alberta Securities Commission Rule 72-501 – Distribution to Purchasers Outside of Alberta. Common Shares sold pursuant to the Listed Issuer Financing Exemption in Canada will not be subject to resale restrictions under applicable Canadian securities laws. Common Shares sold pursuant to the Concurrent Private Placement will be subject to the statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities laws.

There is an offering document related to the LIFE Offering (the “LIFE Offering Document”) that can be accessed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.intermap.com. Prospective investors should read this LIFE Offering Document before making an investment decision.

The Offerings are expected to close on or about February 20, 2025, or such other date(s) as the Company and Beacon may agree and are subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the conditional approval of the TSX.

The Company has agreed to pay Beacon for acting as the underwriter in connection with the LIFE Offering: (i) a cash fee (the “Cash Fee”) in an amount equal to 6% of the gross proceeds of the LIFE LEGAL*67294266.2 Offering; and (ii) an aggregate number of non-transferrable compensation options (the “Compensation Options”) equal to 6% of the number of Common Shares sold under the LIFE Offering. “ Each Compensation Option will entitle the holder thereof to purchase one Common Share from the Company at the Offering Price for a term of 24 months from the Closing Date.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the 1933 Act and applicable state securities requirements or pursuant to exemptions therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

Intermap Reader Advisory

Certain information provided in this news release, including reference to the availability of proceeds from the Offerings, the Company’s ability to raise up to the maximum proceeds of the Offerings, the use of proceeds of the Offerings, the expectation that the Offerings will close and the anticipated timing thereof and the intended use of proceeds in the Offerings in connection therewith, constitutes forward-looking statements. The words “ will”, “intends”, “expected to”, “subject to” and similar expressions are intended to identify such forward- looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form for the year ended December 31, 2023 and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and LEGAL*67294266.2 renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CFO@intermap.com

+ 1 (303) 708-0955

Sean Peasgood

Investor Relations

Sean@SophicCapital.com

+ 1 (647) 260-9266